SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Diversinet Corp.

(Name of Issuer)

Common Shares

No Par Value

(Title of Class of Securities)

25536K303

(CUSIP Number)

June 30, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 25536K303	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON/ I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Albert E. Wahbe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 7,625,000 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,625,000 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,625,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.7%
14	TYPE OF REPORTING PERSON IN

(1)

Includes options currently exercisable for 100,000 common shares.

ITEM  1.

SECURITY AND ISSUER.

This Schedule 13D relates to common shares, no par value (the “Common Shares”) of Diversinet Corp., an Ontario corporation (“Diversinet” or the “Company”).  The Company’s principal executive offices are located at 2225 Sheppard Avenue East, Suite 1801, Toronto, Ontario M2J 5C2

ITEM  2.

IDENTITY AND BACKGROUND.

(a)

Albert E. Wahbe (“Reporting Person”)

(b)

The business address of the Reporting Person is as follows: 2235 Sheppard Avenue East, Suite 1700, Toronto, Ontario  M2J 5B5

(c)

The Reporting Person is a director of the Issuer. The principal business address of the Company is as follows: 2235 Sheppard Avenue East, Suite 1700, Toronto, Ontario  M2J 5B5.  In addition, the Reporting Person is the Chief Executive Officer and Chairman of the Board to the Issuer.

(d)

During the past five years, the Reporting Person has not been convicted in a criminal proceeding.

(e)

During the past five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

The Reporting Person is a citizen of Canada.

ITEM  3.

SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On June 26, 2008, Diversinet issued options to purchase 1,500,000 shares of Common Stock to the Reporting Person under Diversinet’s Share Option Plan at an exercise price of $0.55 per share.  The options will become exercisable as to 25% of the shares covered by the options on each of the first four anniversaries of the date of issuance and expire five years after the date of issuance.

On June 30, 2008, the Reporting Person exercised warrants to purchase 2,300,000 shares of Common Stock at an exercise price of $0.75 per share.  The source of funds for the acquired exercised warrants was the Reporting Person’s personal funds.  On June 30, 2008, the Reporting Person’s warrants to purchase 2,300,000 shares of Common Stock at $0.90 per share expired.

ITEM  4.

PURPOSE OF TRANSACTION.

The Reporting Person exercised the warrants and acquired the options for investment purposes.  As noted herein, Mr. Wahbe is the Chief Executive Officer and a director of Diversinet and in such capacity may influence the management policies and control of Diversinet, including, from time to time, with respect to actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D.  Except as described in this Item 4, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons reserve all rights with respect to any future plans or proposals.

(a)

The Reporting Person currently has no intention of increasing his ownership of Common Stock other than pursuant to the exercise of the options he owns.  The Reporting Persons reserve the right to acquire additional shares of Common Stock or dispose of shares of Common Stock from time to time.

(b)

Not applicable.

(c)

Not applicable.

(d)

Not applicable.

(e)

Not applicable.

(f)

Not applicable.

(g)

Not applicable.

ITEM  5.

INTEREST IN SECURITIES OF THE ISSUER.

(a)

See cover sheets.

(b)

See cover sheets.

(c)

Except as set forth in this Schedule 13D, the Reporting Persons have not effected any transactions in Common Stock during the past 60 days.

(d) and (e) Not applicable.

ITEM  6.

CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person, Chief Executive Officer, is employed pursuant to a written three year employment agreement, effective April 2, 2008, replacing an agreement dated April 2, 2007, which provides for an annual base compensation of up to Cdn$300,000 in the first year and up to Cdn$450,000 in the second year and subsequent years, with all years payable in up to 300,000 common shares (75,000 quarterly), bonus of up to 200,000 common shares and reimbursement of up to Cdn$72,000 per annum in expenses.  The agreement is renewable after three years at the discretion of the Board and may be terminated by either party after January 1, 2011 upon 90 days notice.  The agreement provides for payment of two (2) years’ salary and bonus upon termination of employment or upon termination as a result of a change-in-control or a change in responsibilities following a change-in-control.  The agreement also contains certain non-disclosure provisions.

The Reporting Persons and Diversinet entered into a Stock Purchase Agreement with respect to the shares of Common Stock and warrants that were acquired in a private placement on July 6, 2006.

By that consulting agreement dated as of July 6, 2006 between the Reporting Person and the Company, the Reporting Person agreed to provide sales and business development services for Diversinet.  As part of this arrangement, the Reporting Issuer shall be entitled to receive commissions in regards to sales activities, as a percentage of annual cumulative sales of the Issuer, payable in Common Shares priced at the share price at the completion of the sales activity.  The Reporting Person shall also be entitled to reimbursement for out of pocket expenses incurred during the performance of his services and approved by the Issuer, including without limitation, up to $2,000 per month toward automobile and entertainment costs.  The initial term of his engagement is two years, but may be terminated at any time by either party upon fifteen days prior notice.

On July 6, 2006, the Reporting Person agreed to serve as a director of the Issuer, which position he shall hold until his successor is duly elected and qualified or upon his earlier resignation or removal subject to the provisions of Issuer’s by-laws.

ITEM  7.

MATERIAL TO BE FILED AS EXHIBITS.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 3, 2008

Albert E. Wahbe

By /s/ Albert E. Wahbe

Albert E. Wahbe